UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

     (a) The fund has (I) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

     (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

     (c)  The fund qualifies for an exclusion from the definition of "investment
          company"  under  section   3(c)(1)  or  section  3(c)(7)  of  the  Act
          ("Abandonment of Registration"); or

     (d)  The  fund  has  become  a  business   development  company  ("Business
          Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.   No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C ss. 3507. Responses to this collection of information will not be kept confidential.

TEXT OF THE FORM BEGINS ON THE NEXT PAGE

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X] Merger

     [ ] Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business  Development Company (Note:  Business
         Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Strategist Growth and Income Fund, Inc.

3.   Securities and Exchange Commission File No.: 811-07403

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X] Initial Application        [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     200  AXP Financial Center,
     Minneapolis, MN 55474

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Eileen Newhouse,
     50606 AXP Financial Center,
     Minneapolis,  MN 55474
     (612) 671-2772

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     American   Express   Financial   Corporation
     200  AXP  Financial   Center,
     Minneapolis, MN 55474
     (612) 671-3800

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end        [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Minnesota

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those underwriters have been terminated:

     N/A. Strategist Growth and Income Fund, Inc. is a series fund made up of four funds that are part of a master/feeder structure. Each fund is a feeder fund that invests all of its assets in a master fund. American Express Financial Corporation, 200 AXP Financial Center, Minneapolis, MN 55474, is the investment adviser for the master fund.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     American  Express   Financial   Advisors  Inc.
     200  AXP  Financial  Center
     Minneapolis, MN 55474

     American   Express   Service   Corporation
     50611  AXP  Financial   Center
     Minneapolis, MN 55474

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)? N/A

     [ ] Yes        [ ] No

     If   Yes, for each UIT state:

          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes    [ ] No

          If Yes, state the date on which the board vote took place: March 10, 2000

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes    [ ] No

          If Yes, state the date on which the shareholder vote took place: May 9, 2000

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes        [ ] No

     (a)  If Yes,  list the date(s) on which the fund made those  distributions:
          July 14, 2000

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes    [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes    [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (e) Liquidations only: Were any distributions to shareholders made in kind? N/A

          [ ] Yes    [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: N/A Has the fund issued senior securities?

     [ ] Yes        [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes        [ ] No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes        [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes        [X] No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes    [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes        [X] No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)    Legal expenses: $5908

          (ii)   Accounting expenses: $1068

          (iii) Other expenses (list and identify separately): $12,304 (proxy printing and solicitation)

          (iv)   Total expenses (sum of lines (i)-(iii) above): $19,280

     (b)  How were those expenses allocated?

          Equally divided among the 15 merging Strategist Funds

     (c)  Who paid those expenses?

          American Express Financial Corporation

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [X] Yes        [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     Notice: I.C Rel. No. 24487 (June 1, 2000)
     Order: I.C Rel. No. 24546 (June 27, 2000)

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation administrative proceeding?

     [ ] Yes        [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes        [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     MERGED FUND                                     SURVIVING FUND

     Strategist Growth and Income Fund, Inc.         AXP Investment Series, Inc.
          Strategist Equity Income Fund                   AXP Diversified Equity Income Fund
          Strategist Balanced Fund                        AXP Mutual
          Strategist Equity Fund                          AXP Stock Fund, Inc.
                                                     AXP Managed Series, Inc.
     Strategist Total Return Fund                         AXP Managed Allocation Fund

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     SURVIVING FUND                                  SURVIVING FUND FILE #

     AXP Investment Series, Inc.                     811-54
          AXP Diversified Equity Income Fund
          AXP Mutual
     AXP Stock Fund, Inc.                            811-498
     AXP Managed Series, Inc.                        811-4133
          AXP Managed Allocation Fund

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          See Exhibit 1; file numbers 333-32340,  333-32344 and 333-32350, filed on form N-14/A on or about April 17, 2000

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

                                  VERIFICATION

The undersigned  states that (i) she has executed this Form N-8F application for an order under section 8(f) of the  Investment  Company Act of 1940 on behalf of

Strategist  Growth  and  Income  Fund,  Inc.,  (ii) she  is  the  Secretary  of
              (Name of Fund)                                       (Title)
Strategist Growth and Income Fund, Inc.,  and (iii) all actions by shareholders,
              (Name of Fund)
directors, and any other body necessary to authorize the  undersigned to execute and file this Form N-8F  application  have been taken.  The  undersigned  also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.




 /s/ Eileen Newhouse
 Eileen Newhouse